ACCESSION NUMBER:		0000950136-06-000985
CONFORMED SUBMISSION TYPE:	SC 13D
PUBLIC DOCUMENT COUNT:		1
FILED AS OF DATE:		20060526
DATE AS OF CHANGE:		20060526

SUBJECT COMPANY:

	COMPANY DATA:
		COMPANY CONFORMED NAME:			INTERSTATE BAKERIES
		CENTRAL INDEX KEY:			0000829499
		STANDARD INDUSTRIAL CLASSIFICATION:	BREAD/OTH PROD [2051]
		IRS NUMBER:				431470322
		STATE OF INCORPORATION:			DE
		FISCAL YEAR END:			0531

	FILING VALUES:
		FORM TYPE:		SC 13D
		SEC ACT:		1934 Act
		SEC FILE NUMBER:	005-80341
		FILM NUMBER:		06609327

	BUSINESS ADDRESS:
		STREET 1:		15 EAST ARMOUR BOULEVARD
		STREET 2:
		CITY:			KANSAS CITY
		STATE:			MO
		ZIP:			64111
		BUSINESS PHONE:		8165024000

FILED BY:

	COMPANY DATA:
		COMPANY CONFORMED NAME:			BRENCOURT ADVISORS, LLC
		CENTRAL INDEX KEY:			0001168705
		IRS NUMBER:				134137530
		STATE OF INCORPORATION:			DE
		FISCAL YEAR END:			1231

	FILING VALUES:
		FORM TYPE:		SC 13D

	BUSINESS ADDRESS:
		STREET 1:		600 LEXINGTON AVENUE
		STREET 2:		8TH FLOOR
		CITY:			NEW YORK
		STATE:			NY
		ZIP:			10022
		BUSINESS PHONE:		2123139700

	MAIL ADDRESS:
		STREET 1:		600 LEXINGTON AVENUE
		STREET 2:		8TH FLOOR
		CITY:			NEW YORK
		STATE:			NY
		ZIP:			10022
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<FILENAME>file001.htm


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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                 TO RULES 13d-1(a) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(a)



                               INTERSTATE BAKERIES
- ----------------------------------------------------------------------
                                (Name of Issuer)

                              COMMON STOCK, $.001 par value per share
- ----------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                    46072H108
- ----------------------------------------------------------------------
                                 (CUSIP NUMBER)

                            BRENCOURT ADVISORS, LLC
                            600 LEXINGTON AVENUE, 8TH FLOOR
                            NEW YORK, NY 10022
		    	    Edward Larmann - (212) 313-9743
- ----------------------------------------------------------------------
           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
                       RECEIVE NOTICE AND COMMUNICATIONS)


                                May 26, 2006
- ----------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. X

          Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

- ---------------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                    ----------------------------------------
                                Page 1 of 5 Pages
                    ----------------------------------------

-------------------------
CUSIP No. 46072H108                                            Page 2 of 5 Pages
- -----------------------



1.       NAMES OF REPORTING PERSONS	BRENCOURT ADVISORS, LLC

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
         13-4137530
- ----------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A  GROUP*                           (a)
                                                                          (b)[X]
         INAPPLICABLE
- ----------------------------------------------------------------
3.       SEC USE ONLY
- ----------------------------------------------------------------
4.       SOURCES OF FUNDS
         00 (FUNDS FROM INVESTMENT ADVISORY CLIENTS)
- ----------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) OR 2(e)
- ----------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         DELAWARE, USA
- ---------------------------------------------------------------
  NUMBER OF          7.    SOLE VOTING POWER                    3,818,937
   SHARES            --------------------------------------------
BENEFICIALLY         8.    SHARED VOTING POWER                          0
  OWNED BY           --------------------------------------------
    EACH             9.    SOLE DISPOSITIVE POWER               3,818,937
  REPORTING          --------------------------------------------
 PERSON WITH         10.   SHARED DISPOSITIVE POWER                     0
- ---------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  3,818,937
- ---------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *
- ---------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11     8.41%
- ---------------------------------------------------------------
14.      TYPE OF REPORTING PERSON*
         IA
- ---------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 46072H108                                            Page 3 of 5 Pages
- -------------------------------

ITEM 1  SECURITY AND ISSUER

        Title of Class of Securities

        Common stock $.001 par value per share (the "Shares")

        Name and Address of Issuer

        INTERSTATE BAKERIES
        15 EAST ARMOUR BOULEVARD
        KANSAS CITY, MO 64111

ITEM 2  IDENTITY AND BACKGROUND

(a)     BRENCOURT ADVISORS, LLC (the "Investment Manager")

The Investment Manager has sole power to vote and dispose of the shares of Common Stock owned by the Funds.The Investment Manager disclaims any economic interestin or beneficial ownership of the Shares covered by this Statement.

(b) 600 LEXINGTON AVENUE, 8TH FLOOR, NEW YORK, NEW YORK 10022

(c) This Schedule is filed on behalf of the Investment Manager and the Funds. Each of the funds is the record and direct beneficial owner of the shares of Common Stock reported herein. The Investment Manager is the investment manager to each Fund. The principal business of the Investment Manager is providing discretionary advice for a number of private funds.
    The principal business of each of the Funds is to invest in various securities according to particular strategies as outlined in each Fund's Private Placement Memorandum.

(d)	During the past five years, neither the Investment Manager nor the Funds has not been convicted in a criminal proceeding

(e)	During the past five years, neither the Investment Manager nor the
Funds have been party to a civil proceeding as a result of which they are subject to a judgment, decree, or final order enjoining it from or mandating activities subject to federal or state securities laws, or finding it in violation of such laws.

(f)	The Investment Manager is organized under the laws of Delaware, USA.

ITEM 3  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Each Fund acquired their respective shares, as set forth herein, in open market transactions for an aggregate purchase price of approximately $31,419,230 using working capital.

ITEM 4	PURPOSE OF TRANSACTION

The Investment Manager has acquired the shares of Common Stock, on behalf of the funds, for investment purposes. The Investment Manager from time to time intends to review their investment in the Issuer on the basis of various factors, including the business of issuer, financial condition, results of operations and prospects, general economic and industry conditions,the securities markets in general and those for the stock of issuer in particular, as well as other developments and other investment opportunities. Based upon such review, the Investment Manager will take such actions in the future as the Investment Manager may deem appropriate in light of the circumstances existing, from time to time,which may include further acquisitions of shares of Common Stock or disposal of some or all of the shares of Common Stock currently owned by the Funds or otherwise acquired by the Funds.

In addition, the Investment Manager may engage in communications with one or more shareholders, officers or directors of the Issuer, including discussions regarding the operations of the issuer and strategic direction that, if effected, could result in, among other things: (a) the acquisition by the Funds of additional securities of the Issuer, or the disposition of securities of the Issuer;
(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) a change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any vacancies on the board; (e) a material change in the present capitalization or dividend policy of the Issuer; (f) other material changes in the Issuer's business or corporate structure;
(g) changes in the Issuer's charter, by laws or instruments corresponding thereto or other actions which may impede the acquisition of controlof the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; (i) a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act;or (j) any action similar to any of those enumerated above.
Except to the extent that the foregoing may be deemed to be a plan or proposal, neither the Investment Manager nor the Funds currently have any plans or proposals that relate to or would result in any of the actions specified in clause (a) through (j) of Item 4 of Schedule 13D. The Investment Manager and Funds reserve the right,based on all relevant factors and subject to applicable law, at any time and from time to time, to review or reconsider their position, change their purpose, take other actions
(including actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of the Schedule 13D) or formulate and implement plans or proposal with respect to any of the foregoing.

ITEM 5  INTEREST IN SECURITIES OF THE ISSUER

(a)-(b) The Investment Manager may be deemed, for purposes of Rule 13d-3 under theSecurities Exchange Act of 1934, as amended, to be the beneficial owner of the aggregate amount of 3,818,937 Shares owned by the Funds representingapproximately 8.41% of the Issuer's Shares outstanding on its Quarterly Report on Form 10-Q for the period ended March 6, 2004 as filed with the Commission on April 19, 2004.

- --------------------------------
CUSIP No. 46072H108                                            Page 4 of 5 Pages
- -------------------------------

     (c)  Item 5(c) is hereby amended and restated as follows:

  Transaction Date            Bought         Sold        Price per Share ($)
  ----------------            ------         ----        -------------------

March 29, 2006	             40,000                              8.20
April 3, 2006	             25,000                              7.90
April 4, 2006	             50,000                              7.85
April 5, 2006	             33,567                              8.07
April 6, 2006	             50,000                              8.10
April 19, 2006	              9,900                              8.50
April 26, 2006	              1,000                              8.80
April 27, 2006	              1,200                              8.80
May 3, 2006                  20,000                              9.25
May 5, 2006                  50,000                              9.80
May 5, 2006                  25,000                              9.83
May 8, 2006                  25,000                              9.50
May 8, 2006                  25,000                              9.50
May 9, 2006                  50,000                              9.50
May 16, 2006                 20,000                              8.97
May 17, 2006                 30,000                              8.50
May 17, 2006                 18,200                              8.38
May 23, 2006                 60,000                              8.12
May 24, 2006                 12,500                              7.55
May 25, 2006                 35,000                              7.80
May 26, 2006                 25,000                              7.80

     (d)  None.

     (e)  Inapplicable.

     (f)  Inapplicable.



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- --------------------------------
CUSIP No. 46072H108                                            Page 5 of 5 Pages
- -------------------------------


SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            May 26, 2006
                                       --------------------------
                                                 (Dated)

                                          /s/ Michael Palmer
                                       ---------------------------
                                               (Signature)

                                         Chief Financial Officer
                                       ---------------------------
                                                 (Title)


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